Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Three Months Ended March 31,
	2017	2016
Income from continuing operations before income taxes	$96,549	$99,664
Add:
Interest expense	39,665	35,264
Portion of rent expense representative of the interest factor	4,126	3,767
Income as adjusted	$140,340	$138,695

Fixed charges:
Interest expense	$39,665	$35,264
Portion of rent expense representative of the interest factor	4,126	3,767
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	—	7,470
Total fixed charges	$43,791	$46,501

Ratio of earnings to fixed charges	3.20	2.98

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.